Exhibit 99.1

FangDD Reports First Quarter 2020 Unaudited Financial Results

SHENZHEN, China, June 10, 2020 (GLOBE NEWSWIRE) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a leading property technology company in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights

•                  Revenue in the first quarter of 2020 decreased by 58.5% year over year to RMB272.1 million (US$38.4 million) from RMB656.0 million in the same quarter of 2019

•                  Net loss in the first quarter of 2020 was RMB136.4 million (US$19.3 million).

•                  Non-GAAP1 net loss in the first quarter of 2020 was RMB110.0 million (US$15.5 million).

First Quarter 2020 Operating Highlights

•                  The number of active agents2 in the Company’s marketplace in the first quarter of 2020 was 218.5 thousand, representing an increase of 42.8% from 153.0 thousand in the same period of 2019.

•                  The number of closed-loop agents3 in the first quarter of 2020 was 6.7 thousand, representing a decrease of 50.1% from 13.4 thousand in the same period of 2019.

•                  Total closed-loop GMV4 facilitated on the Company’s platform in the first quarter of 2020 decreased by 46.5% to RMB17.9 billion (US$2.5 billion) from RMB33.5 billion in the same period of 2019. New property listings and secondary sales listings contributed RMB10.4 billion (US$1.5 billion) and RMB7.5 billion (US$1.1 billion), respectively, to the total closed-loop GMV in the first quarter of 2020.

1  Non-GAAP net loss is defined as net loss excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2  “Active agents” refer to real estate agents who have visited the Company’s marketplace and used one or more of its functions within a period of time.

3  Closed-loop agents refer to real estate agents who have completed closed-loop transactions in the Company’s marketplace under the Company’s monitoring and control.

4  “Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in our marketplace during the specified period.

Mr. Yi Duan, Chairman and Co-Chief Executive Officer of FangDD, commented, “Following the Chinese New Year holidays in the first quarter of 2020, the outbreak of COVID-19 significantly hampered the ability of real estate agents in China to work offline. As such, both the entire real estate transaction service industry in China and our business experienced a downturn. Notably, as a result of the pandemic, which caused a reduction in real estate agents’ offline business hours to a third of that in the same period of 2019, agents began to increasingly rely upon leveraging online platforms to manage their businesses. In addition, while the trend of industry digitization ramped up in the quarter, we were able to use our state-of-the-art technology to capitalize on this opportunity, capturing a larger share of China’s real estate transaction market. Despite the current uncertainty regarding the pandemic and its impact on China’s real estate sector going forward, we remain fully confident in the underlying strength of our business model as well as the growth potential of the market, which should continue to receive support from favorable government policy and the stable demand for property in China.

Mr. Xi Zeng, Co-Chief Executive Officer of FangDD, stated, “By closely monitoring the industry dynamics and the ongoing development of the COVID-19 outbreak, we promptly adjusted our business strategies to adapt to the challenging macro environment. To maximize our competitive advantages as an independent third-party marketplace, we upgraded our SaaS solutions to further empower agents, refined our online agency management tools to help agency owners manage agents more effectively, and bolstered our matchmaking algorithms to support sales performance of our partnered property developers.   Our commitment to optimizing both our SaaS solutions and service offerings has helped to significantly enhance our platform’s value propositions for agencies and developers. As a result, in the first quarter of 2020, the number of active agents on our marketplace increased by 42.8% year over year to 218.4 thousand. Looking ahead, we plan to continue refining our SaaS solutions and matchmaking algorithms to boost the growth of agents and property listings on our platform. We believe that such efforts should help us to augment our transaction efficiencies, support our growth trajectory, and deliver lasting value to our shareholders over the long term.

Ms. Jiaorong Pan, Chief Financial Officer of FangDD, added, “The COVID-19 pandemic caused a significant reduction in the overall volume of property transactions in the period and thus adversely impacted our financial performance in the first quarter of 2020. As a result, our total revenues in the quarter decreased by 58.5% year over year to RMB272.1 million. This decrease in total revenues was primarily attributable to a 46.5% year-over-year decline in total closed-loop GMV facilitated in the quarter. Despite these temporary challenges, we plan to continue investing in the optimization of our SaaS solutions and service offerings to further solidify our leading position in China’s real estate transaction service industry. Additionally, we will also remain focused on refining our cost structures and improving our operating efficiency. Such work should not only help to ensure that our underlying fundamentals remain strong, but also enhance our capabilities to sustain our business expansion over the long term.”

First Quarter 2020 Financial Results

REVENUE

Revenue in the first quarter of 2020 decreased by 58.5% to RMB272.1 million (US$38.4 million) from RMB656.0 million in the same period of 2019. The decrease was due to the outbreak of COVID-19 in China and the resulting restraints imposed on real estate agents, which negatively impacted the ability of agents to carry out business during the period. The decrease in the business activity of agents resulted in decreases in both the number of transactions and GMV facilitated on the Company’s marketplace and thus significantly inhibited the Company’s revenue generation capabilities.

COST OF REVENUE

Cost of revenue in the first quarter of 2020 decreased by 58.3% to RMB222.7 million (US$31.5 million) from RMB534.5 million in the same period of 2019, mainly attributable to a decrease in commission fees payable to agents for the services they rendered, which was in line with the decreased commissions from transactions.

GROSS PROFIT

Gross profit in the first quarter of 2020 decreased by 59.3% to RMB49.4 million (US$7.0 million) from RMB121.5 million in the same period of 2019. Gross margin in the first quarter of 2020 remained stable at 18.2% compared to the same period of 2019.

OPERATING EXPENSES

Operating expenses in the first quarter of 2020, including share-based compensation expenses of RMB26.4 million (US$3.7 million), increased by 62.7% to RMB189.4 million (US$26.7 million) from RMB116.4 million in the same period of 2019.

•                  Sales and marketing expenses in the first quarter of 2020 decreased by 77.0% to RMB1.4 million (US$0.2 million) from RMB6.1 million in the same period of 2019. The decrease in sales and marketing expenses was primarily due to the reduction in spending on brand promotion and marketing activities to attract property listings from real estate sellers to the Company’s marketplace.

•                  Product development expenses in the first quarter of 2020 were RMB95.0 million (US$13.4 million) compared to RMB65.7 million in the same period of 2019. The increase in product development expenses was mainly attributable to share-based compensation expenses of RMB17.2 million (US$2.4 million) in the first quarter of 2020. The remaining increase of RMB12.1 million (US$1.7 million) in product development expenses was primarily due to higher personnel-related expenses resulting from the increase in average compensation of product development personnel in the first quarter of 2020 as the Company sought to enhance its technological infrastructure to attract and retain more agents.

•                  General and administrative expenses in the first quarter of 2020 were RMB93.1 million (US$13.1 million), compared to RMB44.5 million in the same period of 2019. The increase in general and administrative expenses included share-based compensation expenses of RMB9.3 million (US$1.3 million) in the first quarter of 2020. The remaining increase of RMB39.3 million (US$5.6 million) in general and administrative expenses was primarily attributable to (1) an increased headcount to improve the Company’s corporate governance and ensure compliance in relation to the Company’s status as a U.S.-listed company; (2) certain listing expenses related to the listing of the Company; and (3) an increase in the account of provisions for doubtful debtors, which was mainly due to the slowdown in settlements with developers as a result of the COVID-19 outbreak during the quarter.

INCOME (LOSS) FROM OPERATIONS

Loss from operations in the first quarter of 2020 was RMB140.0 million (US$19.8 million) compared to an income from operations of RMB5.1 million in the same period of 2019.

Non-GAAP loss from operations5 in the first quarter of 2020 was RMB113.6 million (US$16.0 million) compared to a non-GAAP income from operation of RMB5.1 million in the same period of 2019.

NET INCOME (LOSS)

Net loss in the first quarter of 2020 was RMB136.4 million (US$19.3 million) compared to a net income of RMB14.8 million in the same period of 2019.

Non-GAAP net loss in the first quarter of 2020 was RMB110.0 million (US$15.5 million) compared to non-GAAP net income of RMB14.8 million in the same period of 2019.

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (“ADS”) in the first quarter of 2020 were both RMB1.75 (US$0.25). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per ADS in the same period of 2019 were both RMB1.25. Each ADS represents 25 of the Company’s Class A ordinary shares.

Liquidity

As of March 31, 2020, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB1,071.7 million (US$151.4 million), short-term bank borrowings of RMB488 million (US$68.9 million), as well as un-utilized bank facilities of RMB315.0 million (US$44.5 million). For the first quarter of 2020, net cash used in operating activities was RMB48.6 million (US$6.9 million).

Business Outlook

For the second quarter of 2020, the Company expects its revenue to be between RMB660 million and RMB720 million. This forecast only reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Wednesday, June 10, 2020, at 7:00 A.M. Eastern Time (or 7:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Fangdd Network Group Ltd. First Quarter 2020 Earnings Conference Call
Conference ID:	#5488593
Registration Link:	http://apac.directeventreg.com/registration/event/5488593

Due to the global outbreak of the novel coronavirus, operator assisted conference calls are not available at the moment. All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through June 18, 2020, by dialing the following numbers:

United States:	+1-646-254-3697
Hong Kong, China:	+852-3051-2780
Replay Code:	#5488593

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.fangdd.com/.

5  Non-GAAP loss from operations is defined as loss from operations excluding share-based compensation expenses.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB 7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income(loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) and non-GAAP net margin by excluding share-based compensation expenses from income (loss) from operations and net income , respectively. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or the “Company”) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud and big data, FangDD has fundamentally revolutionized the way real estate agents conduct business through a suite of modular products and services powered by SaaS tools, productions and technology.  Of the approximately 2.0 million real estate agents in China, more than 1,250,000 were on its platform as of December 31, 2019. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact
FangDD
Ms. Linda Li
Director, Capital Markets Department
Phone: +86-0755-2699-8968
E-mail:ir@fangdd.com

ICR, Inc.
Jack Wang
Phone: +1(646) 308-1649
E-mail: FangDD@icrinc.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS  DATA

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2019	2020
Assets
Current assets
Cash and cash equivalents	1,103,747	826,520
Restricted cash	230,125	233,703
Short-term investments	11,500	11,500
Accounts receivable, net	2,189,980	2,013,152
Prepayments and other current assets	194,668	211,476
Total current assets	3,730,020	3,296,351

Total assets	4,372,125	4,174,629

LIABILITIES
Current liabilities
Short-term bank borrowings	490,000	488,000
Accounts payable	1,897,611	1,818,460
Customers’ refundable fees	44,916	41,292
Accrued expenses and other payables	338,626	324,447
Taxes payable	7	150
Total current liabilities	2,771,160	2,672,349

Total liabilities	2,783,070	2,684,702
Total shareholders’ equity	1,589,055	1,489,927
Total liabilities and equity	4,372,125	4,174,629

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2019	2020
Revenue	656,006	272,108
Cost of revenue	(534,519)	(222,715)
Gross profit	121,487	49,393

Operating expenses:
Sales and marketing expenses	(6,118)	(1,387)
Product development expenses	(65,736)	(94,979)
General and administrative expenses	(44,524)	(93,063)
Total operating expenses	(116,378)	(189,429)

Income (loss) from operations	5,109	(140,036)
Net income (loss)	14,797	(136,445)
Accretion of Redeemable Convertible Preferred Shares	(66,236)	—
Net loss attributable to ordinary shareholders	(51,439)	(136,445)

Net income (loss)	14,797	(136,445)
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	60,419	10,887
Total comprehensive income (loss), net of income taxes	75,216	(125,558)

Net loss per share
- Basic	(0.05)	(0.07)
- diluted	(0.05)	(0.07)
Net loss per ADS
- Basic	(1.25)	(1.75)
- diluted	(1.25)	(1.75)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted
- Basic	945,712,030	1,984,641,870
- diluted	945,712,030	1,984,641,870

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2019	2020
Income(loss) from operations	5,109	(140,036)
Share-based compensation expenses	—	26,431
Non-GAAP income(loss) from operations	5,109	(113,605)

Net income(loss)	14,797	(136,445)
Share-based compensation expenses	—	26,431
Non-GAAP net income(loss)	14,797	(110,014)

Operating margin[6]	0.8%	(51.5)%
Share-based compensation expenses	—	9.7%
Non-GAAP operating margin	0.8%	(41.7)%

Net margin[7]	2.3%	(50.1)%
Share-based compensation expenses	—	9.7%
Non-GAAP net margin	2.3%	(40.4)%

6  Operating margin is defined as income(loss) from operations divided by revenue.

7  Net margin is defined as net income(loss) attributable to ordinary shareholders divided by revenue.